FILE NO. _______

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION/DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                             DUKE ENERGY CORPORATION
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                (Name of the company filing this application and
                   address of its principal executive office)

                  ---------------------------------------------

                                 David L. Hauser
                            Senior Vice President and
                                    Treasurer
                             Duke Energy Corporation
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                     (Name and address of agent for service)

               Please also submit copies of all correspondence to:

                                Adam Wenner, Esq.
                             Catherine O'Harra, Esq.
                             Vinson & Elkins L.L.P.
                           The Willard Office Building
                         1455 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20004-1008

                             J. Curtis Moffatt, Esq.
                                Van Ness Feldman
                           A Professional Corporation
                            1050 Thomas Jefferson St.
                          Washington, D.C.  20007-3877

ITEM  1.     DESCRIPTION  OF  PROPOSED  TRANSACTION

     Applicant Duke Energy Corporation ("Duke"), a North Carolina corporation, has entered into a Combination Agreement with Westcoast Energy Inc. ("Westcoast"), a corporation organized under the laws of Canada, pursuant to which Duke will acquire the stock of Westcoast in exchange for $3.5 billion in cash and stock and the assumption of approximately $4 billion in Westcoast debt (the "Acquisition"). Duke hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order exempting from all provisions of the 1935 Act certain foreign companies and intermediate companies that will be acquired by Duke in conjunction with the Acquisition.

     Westcoast has two subsidiaries that are public-utility companies operating exclusively outside the United States. Both are Canadian utilities which, prior to and after the Acquisition, serve no customers in the United States and derive no income directly or indirectly from sources within the United States. Westcoast's Canadian utility subsidiaries ("Canadian Utilities") are as follows:

     1. Union Gas Limited ("Union Gas"), a wholly-owned, direct subsidiary of Westcoast, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in Ontario; and

     2. Pacific Northern Gas Ltd. ("Pacific Northern"), a 41%-owned, direct subsidiary of Westcoast, is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial, and industrial customers in British Columbia.

     Westcoast directly owns 100% of the voting shares and 41% of the non-voting shares of Pacific Northern, without intermediate subsidiaries. Westcoast directly owns a 100% share of Union Gas, without intermediate subsidiaries. Upon and after the effective date of the Acquisition, Duke may, for tax, legal, regulatory or administrative reasons, restructure the corporate organization described above.

                APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

     In  support  hereof,  the  Applicant  states:

     (1) Duke is a publicly held corporation organized under North Carolina law with its principal offices located at 526 S. Church Street, Charlotte, North Carolina 28202. Duke engages directly and indirectly in the generation, transmission, distribution and sale of electric energy to retail and wholesale customers in the states of North Carolina and South Carolina. Duke is a public-utility company as defined in the 1935 Act.

     (2) Union Gas is organized under the laws of Ontario. Pacific Northern is organized under the laws of British Columbia. The Canadian Utilities will not engage in any business other than the acquisition of Canadian public-utility companies, the supervision of Duke's investments in Canada, and the participation in the management and operation of Canadian public-utility companies.

     (3) The Canadian Utilities derive no income, either directly or indirectly, from sources within the United States. The Canadian Utilities are not qualified to do business in any state of the United States, nor is any Canadian Utility a public-utility company operating in the United States. The Canadian Utilities have no plan to derive any income from United States operations, from any company qualified to do business in any state of the United States, or from any public-utility company operating in the United States.

     (4) Section 3(b) of the 1935 Act provides that the Commission "shall exempt any subsidiary company, as such, from any provision or provisions of [the 1935... Act if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States," provided that the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

     (5) Neither Canadian Utility is a public-utility company operating in the United States. The proposed investment will not affect the Canadian Utilities' status as public utility companies subject to regulation by the laws of the jurisdiction in which the Canadian Utilities are organized and operate. The Canadian Utilities do not derive any income from United States operations or sources within the United States. As explained below, regulation of the Canadian Utilities under the 1935 Act is not necessary in the public interest, or for the protection of investors or consumers. Therefore, as in the following cases, each of the Canadian Utilities satisfies the standards of section 3(b) and should be accorded an unqualified exemption, as a subsidiary company, from all provisions of the 1935 Act. See Public Service Company of Colorado, HCAR No. 26671 (Feb. 19, 1997) ("PSC Colorado"); UtiliCorp United, Inc., HCAR No. 26353 (Aug. 7, 1995) ("UtiliCorp 1995"); UtiliCorp United, Inc., HCAR No. 26918 (Sept. 28, 1998) ("UtiliCorp 1998").

     (6) Although the Canadian Utilities would satisfy the requirements under section 33(a)(3) of the 1935 Act and become a "foreign utility company" ("FUCO") as defined therein upon the filing of a notice on Form U-57, the capitalization limits established by section 33(f) would restrict the ability of Duke to finance the acquisition of the Canadian Utilities as FUCOs. The Commission has previously recognized that section 3(b) provides an alternative route for foreign acquisitions in identical circumstances. See PSC Colorado, UtiliCorp 1995; UtiliCorp 1998. (These opinions were issued after October 24, 1992, the date upon which section 33 was added to the 1935 Act.)

     (7) The legislative history of the Energy Policy Act of 1992, through which section 33 became law, makes clear that section 33 was to be read in a permissive-not a restrictive-manner. Senator Donald Reigle, the Chairman of the Senate Banking Committee and a primary Senate proponent of the section 33 legislation, stated that "[w]hile section 33 is important, we must remember that international activities by utilities is permitted by current law. Specifically, under current law, the Securities and Exchange Commission has the authority to permit, on a case-by-case basis, utility functions outside the United States... The provisions of section 33 supplement these foreign options for utility operations and do not in any way limit the ability to pursue the SEC approval under current law... We must remember that the purpose of section 33 is to facilitate foreign investment, not burden it." Congressional Record, 102nd Cong.,

Oct. 8, 1992, 138 Cong. Rec. S. 17625 (emphasis supplied). See also Energy Policy Act of 1992, H.R. Conf. Report No. 102-1018 at 388, 1992 U.S.C.C.A.N. 2472, 2479 (1992); Entergy Corp., HCAR No. 25706 (Dec. 14, 1992).

     (8) Duke will not seek recovery through higher rates to its domestic regulated utility customers for any possible loss it might sustain by reason of the proposed investment in the Canadian Utilities or for any inadequate returns on that investment. Duke's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of the Canadian Utilities, nor will the ability of the state public utility commissions of North Carolina and South Carolina, which have regulatory jurisdiction over Duke's retail rates, to protect the interests of consumers in their respective states be adversely affected.

     (9) Duke has filed herewith, as Exhibits 3 and 4, respectively, its October 10, 2001 application to the North Carolina Utilities Commission and its October 12, 2001 application to the Public Service Commission of South Carolina (the "State Commissions"), as amended. Both applications seek approval of the Acquisition and the issuance of Duke stock in connection with the Acquisition. Among other things, these applications seek (i) approval of Duke's acquisition of Westcoast and its indirect acquisition of the Canadian Utilities, and (ii) a determination by the State Commissions that Duke's stock issuance will be compatible with the public interest, will be necessary and appropriate for, and consistent with, the proper performance by Duke of its service to the public as a utility, will not impair its ability to perform that service, and will be reasonably necessary and appropriate for such purpose. Duke will supplement this Application/Declaration with the State Commissions' rulings once they are issued.

     (10) Both the North Carolina and South Carolina Public Service Commissions have previously issued letters to the Commission with regard to Duke, certifying that each Commission "has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."(1) The Commission has relied on similar certifications in granting exemptions under section 3(b) of the 1935 Act. See, e.g., PSC Colorado.

     (11) Duke's domestic utility operations are, and will continue to be, fully separated from Duke's foreign operations. Moreover, since Duke is a publicly-traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. Hence, regulation of the Canadian Utilities as subsidiaries of a holding company is not necessary for either the public interest or for the protection of investors.

     (12) Duke will maintain separate books of account for the Canadian Utilities and any of its subsidiaries that may control the Canadian Utilities and will commit to provide access to those books and records to each state commission with retail rate jurisdiction to the extent not already required under state law.


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     (1) See Duke Energy Form U-57, Notification of Foreign Utility Company Status, July 15, 1998, adopted by reference in subsequent Duke Form U-57 filings and filed herewith as Exhibit 6.

     (13) On the basis of the facts set forth in this Application/ Declaration, the Commission should grant the Canadian Utilities the exemption without qualification provided for by section 3(b) of the 1935 Act.

     (14)     If the Canadian Utilities are exempt without  qualification  under
Section 3(b) of the 1935 Act, then Duke and its intermediate subsidiaries would be entitled to the exemption provided for by Rule 10 of the 1935 Act. Duke and its subsidiary companies that are parent entities of the Canadian Utilities will rely upon Rule 10(a)(1) to provide an exemption insofar as each is a holding company. Duke and each subsidiary company will rely upon Rule 11(b)(1) to provide an exemption from the approval requirements of sections 9(a)(2) and 10 to which they would otherwise be subject.

     (15) In addition, if the Canadian Utilities and Duke's intermediate subsidiaries are exempt under Section 3(b) of the 1935 Act, then Duke would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

     (16) Duke hereby consents to include, in its annual report on Form U-33-S, all relevant and appropriate information regarding the Canadian Utilities.

ITEM  2.     FEES,  COMMISSIONS  AND  EXPENSES

     An estimate of the fees and expenses to be paid or incurred by the Applicants in connection with the proposed transaction is set forth below:

     Counsel  Fees. . . . . . . . . . . . . . . . . . . .  $10,000

     Total. . . . . . . . . . . . . . . . . . . . . . . .  $10,000

ITEM  3.     APPLICABLE  STATUTORY  PROVISIONS

     Sections 3(b), 9(a)(2), and 10(a)(1) and Rules 10 and 11(b)(1) of the 1935 Act are or may be applicable to the proposed transaction described herein. To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, Applicant hereby requests appropriate orders thereunder.

ITEM  4.     REGULATORY  APPROVAL

     In addition to the approval of the Commission under Section 3(b) requested in this Application/Declaration, Duke will seek approval by the State Commissions for Duke's acquisition of Westcoast, its indirect acquisition of the Canadian Utilities, and its issuance of stock in order to carry out the Acquisition. Duke's applications to the State Commissions are provided at Exhibits 3 and 4. In addition, Applicant is applying to the New York Public Service Commission for approval of the indirect acquisition by Duke of Westcoast's subsidiary Empire State Pipeline, an intrastate natural gas pipeline located in New York State that does not serve any retail distribution customer (see Exhibit 5).

ITEM  5.     PROCEDURE

     It is requested that the Commission issue and publish no later than January 9, 2002 the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than February 8, 2002 as the date after which an order granting and permitting this Application/Declaration to become effective may be entered by the Commission and that the Commission enter not later than February 22, 2002 an appropriate order granting and permitting this Application/Declaration to become effective.

     Duke hereby waives a hearing with respect to this Application/Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Duke hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM  6.     EXHIBITS

     The following exhibits are hereby filed as a part of this Application/Declaration:

EXHIBIT  1     Form  of  Notice  (attached).

EXHIBIT 2 Opinion of Counsel [to be filed with the certificate of notification].

EXHIBIT 3 Application of Duke to the North Carolina Utilities Commission, dated October 10, 2001, as amended (attached).

EXHIBIT 4 Application of Duke to the Public Service Commission of South Carolina, dated October 12, 2001, as amended (attached).

EXHIBIT 5 Joint Petition of Duke, Westcoast and 3946509 Canada Inc. for Approval of Stock Acquisition to the New York State Public Service Commission, filed October 16, 2001 (attached, except for certain exhibits, to be filed by amendment or incorporated by reference).

EXHIBIT 6 Duke Energy Form U-57, Notification of Foreign Utility Company Status, July 15, 1998.

EXHIBIT 7 Order of the North Carolina Utilities Commission (to be filed by amendment).

EXHIBIT 8 Order of the Public Service Commission of South Carolina (to be filed by amendment).

EXHIBIT 9 Order of the New York State Public Service Commission (to be filed by amendment).

ITEM  7.     INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS

     The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

It is requested that copies of all orders, notices and communications with respect to the above Application/Declaration be served as follows:

          David  L.  Hauser
          Vice  President  and
            Treasurer
          Duke  Energy  Corporation
          526  S.  Church  Street
          Charlotte, North Carolina 28202

          Adam  Wenner,  Esq.                       J. Curtis Moffatt, Esq.
          Catherine  O'Harra,  Esq.                 Van Ness Feldman
          Vinson  &  Elkins  L.L.P.                 1050 Thomas Jefferson St.
          The  Willard  Office  Building            Washington, D.C. 20007-3877
          1455 Pennsylvania Avenue, N.W.
          Washington, D.C. 20004-1008

     WHEREFORE, Duke respectfully requests that the Commission issue an order herein determining (i) that the Canadian Utilities are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act and (ii) that Duke and its intermediate subsidiaries that directly or indirectly own voting securities of the Canadian Utilities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Respectfully  submitted,

                                            DUKE  ENERGY  CORPORATION

                                            By:
                                               ---------------------------------
                                                     David  L.  Hauser
                                                   Vice  President  and
                                                         Treasurer

Dated:  November 30, 2001